[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 18, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-3628

Attn: David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Re:	Fairchild Semiconductor International, Inc.

Schedule 14D-9

Filed December 4, 2015

File No. 005-57505

Dear Mr. Orlic:

On behalf of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated December 14, 2015, with respect to the filing referenced above (the “Solicitation/Recommendation Statement”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

David L. Orlic

Division of Corporation Finance

Securities and Exchange Commission

December 18, 2015

Background of the Offer, page 10

1.	We note the disclosure in the last paragraph on page 19, which appears to state that, although the transaction is not conditioned on financing, the merger agreement can be terminated as a result of a failure of the offeror to obtain the necessary financing. Please revise to clarify that the offeror will close the tender offer whether or not it obtains financing, given the lack of a financing condition in the tender offer, or advise as to the import of this disclosure.

Response: We respectfully refer the Staff to the response by ON Semiconductor to comment 3 in the letter to the Staff dated December 18, 2015, relating to the Tender Offer Statement on Schedule TO-T filed December 4, 2015 by ON Semiconductor Corporation.

Certain Fairchild Forecasts, page 31

2.	We note that this section includes non-GAAP financial measures. Please provide the additional disclosures required by Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K, including a reconciliation for each period presented, or provide an analysis as to why this is not required.

Response: The non-GAAP financial measures included under the section captioned “Certain Fairchild Forecasts” are all forward-looking and, as permitted by Rule 100(a)(2) of Regulation G and Item 10(e)(i)(B) of Regulation S-K, the Company did not present a quantitative reconciliation to the most directly comparable GAAP financial measure because the presentation cannot be made without unreasonable effort. The Company notes that certain information required to calculate and reconcile to the most directly comparable GAAP financial measure is not ascertainable or accessible, particularly due to the variability and difficulty in making accurate forecasts and projections and the uncertainty of future events.

More specifically, in order to calculate the most directly comparable GAAP financial measure, the Company would need to quantify, among other items, its tax provision, impairment of investments, inventory write-offs (releases) and other costs associated with factory closures, purchase accounting charges, restructuring and impairments and other costs, write down of assets held for sale and goodwill impairment loss and loss on the sale of securities, for future periods, which are difficult to quantify even in the near term. Any reconciliation to GAAP would require substantial and complex accounting work to quantify tax provision in future periods, and certain tax effects of factory closures and other restructuring would require the Company to make assumptions and estimates with respect to, among other things, future corporate tax rates, which are inherently uncertain. In addition, the Company’s impairment of investment and loss on the sale of securities are contingent upon future stock prices and interest rates, neither of which is information the Company can reasonably predict. Further, GAAP reconciliation would require

David L. Orlic

Division of Corporation Finance

Securities and Exchange Commission

December 18, 2015

the Company to quantify certain costs associated with factory closures, which are uncertain and cannot be reasonably predicted, and to determine the value-added tax expense on internal intellectual property sales, which cannot be reasonably predicted.

As demonstrated by the foregoing, the Company believes that it cannot reconcile to the most directly comparable GAAP financial measure without unreasonable effort. Accordingly, the Company submits that reconciliation is not required under Rule 100 of Regulation G or Item 10(e) of Regulation S-K.

3.	We note the last sentence of the third full paragraph on page 34. Disclaimers of responsibility for disclosure contained in the filing are inappropriate. Please revise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 34 of the Solicitation/Recommendation Statement.

In connection with our responses, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1327.

Very truly yours,

/s/ David C. Karp

David C. Karp

cc:	Paul D. Delva

General Counsel

Fairchild Semiconductor International, Inc.